Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

SYMYX TECHNOLOGIES, INC. MAILS LETTER TO STOCKHOLDERS

Urges Stockholders to Vote For Accelrys Merger at Symyx’s June 30, 2010 Special Meeting

Santa Clara, CA – June 22, 2010 – Symyx Technologies, Inc. (NASDAQ: SMMX) today announced that it is mailing the following letter to stockholders in connection with its June 30, 2010  Special Meeting of Stockholders:

June 21, 2010

Dear Symyx Stockholder:

At Symyx Technologies, Inc.’s upcoming Special Meeting of Stockholders scheduled for June 30, 2010, you will be asked to vote on the proposed merger between Symyx and Accelrys, Inc.  As announced on April 5, 2010, the transaction was approved by both companies’ boards of directors and is structured as a tax-free, all-stock merger of equals.  Under the terms of the agreement, Symyx stockholders will receive 0.7802 of a share of Accelrys common stock for each share of Symyx they own. Following the completion of the merger, Accelrys and Symyx stockholders will each own approximately 50 percent of the combined company.

The Symyx board has concluded that the proposed merger with Accelrys is in the best interests of Symyx and all of its stockholders.  We urge you to vote “FOR” the proposed merger on the enclosed proxy card today.

Symyx and Accelrys are each leaders in the scientific software and services market with scientific expertise in chemistry, biology and materials science.  Our two companies possess a deep understanding of the challenges facing scientific R&D organizations.  By bringing together our two companies and our unique and powerful resources, we will be better positioned to meet the changing and increasingly complex needs of customers by delivering more agile, complete and open scientific R&D environments.   Combined, we will be better able to deliver a broader range of solutions and services and achieve better outcomes for our global customers. Additionally, the combined company will have an impressive customer base with more than 1,350 customers, including 29 of the top 30 biopharmaceutical companies, all five top chemical companies, all five top aerospace companies, three of the five top consumer packaged goods companies, a number of top US Federal Government Agencies, as well as many top academic institutions.

The Symyx board and management team, with the assistance of outside legal and financial advisors, undertook a comprehensive review of the potential benefits and structure of a combination with Accelrys. In negotiating the terms of the merger, the board remained committed to seeking maximum value for all Symyx stockholders by ensuring that Symyx stockholders would own a suitable percentage of the combined company.  The board believes stockholders will benefit by being able to participate in the upside potential of a combined Symyx-Accelrys.

We believe the combined company will be positioned for revenue growth and profitability. On a combined pro forma basis, Accelrys and Symyx had a pre-announcement market capitalization of approximately $335 million, and a market capitalization of approximately $385 million as of June 21, 2010.  Combined, the two companies would have a strong balance sheet, with cash reserves of approximately $150 million (net of transaction costs) and no debt.  Pro forma revenues are expected to be greater than $160 million on an annual basis during the first year of combined operations. For calendar 2011, the combined company expects to achieve full-year net synergies in the range of $10-15 million and for the transaction to be materially accretive to non-GAAP earnings per share.

Following the announcement of the proposed merger with Accelrys, the Symyx board considered multiple alternative acquisition proposals.  In fact, Symyx has received seven different proposals (six of which were from one party, Certara Corporation, an industry competitor, and Vector Capital, the private equity fund sponsor of Certara, collectively, “Certara/Vector”).  The Symyx board evaluated each of these proposals in consultation with Symyx’s management and independent financial and legal advisors. After careful consideration, the Symyx board determined that none of the seven proposals, including Certara/Vector’s  most recent proposal (June 17, 2010) to acquire all of the outstanding capital stock of Symyx for $5.75 per share in cash, constituted a Company Superior Offer as contemplated under Symyx’s definitive merger agreement with Accelrys.

As permitted under our merger agreement with Accelrys, the Symyx board and management worked hard to provide Certara/Vector with the necessary information to submit a formal, binding and complete offer to acquire Symyx.  We permitted Certara/Vector to conduct a due diligence investigation of Symyx, provided Certara/Vector substantially the same information previously provided to Accelrys (updated for new developments), provided Certara/Vector access to Symyx executives for in-person meetings, and promptly responded to additional due diligence requests and questions.  Despite the full cooperation of Symyx, Certara’s latest proposal was $1.00 per share, or 14.8%, lower than Certara/Vector’s May 24, 2010 proposal to acquire all of the outstanding capital stock of Symyx for $6.75 per share in cash.

In making its determination that the latest $5.75 per share cash proposal submitted by Certara/Vector did not constitute a Company Superior Offer, the Symyx board considered, among other things, that the Certara/Vector proposal is inadequate from a financial point of view to Symyx stockholders when considered against the potential value of Symyx as a standalone company as well as the upside potential inherent in a combined Accelrys-Symyx.  In addition, the latest Certara/Vector proposal included documentation that did not provide sufficient certainty as to the binding-irrevocable nature of the offer and as to closure necessary to protect Symyx stockholders (including due to the fact that this offer may be changed or revoked by Certara/Vector at any time before the Symyx stockholders vote against the Accelrys deal or the Accelrys deal is terminated by Accelrys), which Symyx emphasized to Certara/Vector was a key factor in its deliberations.

Following a thorough and complete evaluation process, the Symyx board believes that the proposed merger with Accelrys is in the best interests of all Symyx stockholders, and will create an industry-leading company with a more complete set of product offerings to serve a broader customer base.

Your vote is extremely important regardless of the number of shares you own.  Whether or not you plan to attend the Special Meeting, we urge you to vote “FOR” the transaction by signing, dating and returning the enclosed proxy card at your earliest convenience.  Internet and telephone voting options are also available and easy to follow instructions may be found in your proxy.  Please note: failure to vote or abstaining from voting has the same effect as a vote against the merger agreement.

Even if you have already voted against the transaction, you can still change your vote “FOR” the transaction.  Signing a proxy card today cancels any card you previously signed.  Only the latest dated proxy counts.

If you have any questions or need assistance in voting your shares, please call our proxy solicitor, MacKenzie Partners, toll-free at (800) 322-2885, or call collect at (212) 929-5500.

Thank you for your continued support.

On behalf of the Symyx Board of Directors,

/s/ Isy Goldwasser

Isy Goldwasser
Chief Executive Officer

UBS Investment Bank is acting as financial advisor to Symyx and Cooley LLP is acting as Symyx’s legal advisor.

If stockholders have any questions or need additional copies of Symyx’s materials, please call MacKenzie Partners today at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
symyx@mackenziepartners.com

TOLL-FREE (800) 322-2885
CALL COLLECT (212) 929 5500

About Symyx Technologies, Inc.
Symyx Technologies, Inc. (NASDAQ:SMMX) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at www.symyx.com.

Forward-Looking Statements
The statements in this release regarding the expected strength and positioning of the combined company in the market place, the expected pro forma revenues on an annual basis during the first year of combined operations of the two companies, the expected calendar 2011 combined company full-year net synergies, the expectation that the transaction will be materially accretive to non-GAAP earnings per share, and the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of Symyx management and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Symyx does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any unanticipated operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx, and/or unexpected costs, charges or expenses resulting from the proposed merger, may cause the combined company not to achieve the financial results and synergies Symyx currently expects; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger may cause the combined company not to achieve the financial results or have the customer base Symyx currently expects; litigation or adverse judgments relating to the proposed merger may delay or prevent the closing of the merger; and other risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied may delay or prevent the closing of the merger. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in Symyx’s Current Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 3, 2009, under the heading "Item 1A -- Risk Factors," in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the SEC on May 28, 2010, under the heading “Item 1A – Risk Factors,” and in the Prospectus/Proxy Statement filed by Accelrys with the SEC on May 19, 2010, under the heading " Risk Factors" beginning on page 34.

Important Merger Information and Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Accelrys and Symyx.  In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC's website, www.sec.gov and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov.

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys' most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx's most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

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CONTACTS:

Dan Burch / Amy Bilbija / Bob Marese
MacKenzie Partners
(212) 929-5500

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449